FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 17, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F   X               Form 40-F
                         -----                       -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                        No   X
                    -----                    -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                        No   X
                    -----                    -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                        No   X
                    -----                    -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Smith & Nephew plc
                                       (Registrant)


Date: December 17, 2003                By: /s/ Paul Chambers
                                           -----------------------
                                           Paul Chambers
                                           Company Secretary

Smith & Nephew plc       T 44 (0) 207 401 7476            We are Smith & Nephew
15 Adam Street           F 44 (0) 207 960 2350
London WC2N 6LA          www.smith-nephew.com
England









Timing of Smith & Nephew Pre-Close
Trading Update


17 December 2003

Smith & Nephew plc will be issuing its pre-close trading update announcement on Thursday 18 December at 2pm GMT/9am EST. This will be followed by a pre-close briefing of financial analysts by conference call at 3pm GMT/10am EST, which can be heard live via webcast on the Smith & Nephew website at www.smith-nephew.com

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself in the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 7,500 employees and operates in 32 countries around the world, generating sales of (GBP)1.1 billion.


Enquiries:

Smith & Nephew
Peter Nind                              Tel: +44 (0)20 7401 7646
Corporate Affairs Manager

Financial Dynamics
David Yates                             Tel: +44 (0)20 7831 3113





                                        News